As filed with the Securities and Exchange Commission on January 6, 2012

Registration No. 33-72242

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 2 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

CORPORATE EXPRESS B.V.

(Formerly known as Buhrmann NV)

 (Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

The Netherlands

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street

 New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York, 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18

(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18

(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18

(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18

(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11

(ix) Restrictions upon the right to deposit of withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22

(x) Limitation upon the liability of the depositary	Articles number 13, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item – 2.

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of December 21, 1993, as amended and restated as of September 20, 2001, among Buhrmann NV, The Bank of New York, as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. -- Filed previously.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 6, 2012.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares of Corporate Express B.V.

By:  The Bank of New York Mellon,

As Depositary

By:  /s/ Robert W. Goad

             Name:  Robert W. Goad

             Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, Corporate Express B.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Framingham, MA, on December 21, 2011.

Corporate Express B.V.

By: /s/ Christine Komola

    Name:  Christine Komola

    Title:    Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 21, 2011.

/s/ Christine Komola

Director

Christine Komola                                                            (principal executive, financial and accounting officer and authorized representative in the United States)

/s/ Gordon Glover

Director

Gordon Glover

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certificate under Rule 466.